                                                  Filed Pursuant to Rule 424(b)3
                                                     Registration No. 333-100493
PROSPECTUS

                         [NABORS HOLDINGS 1, ULC LOGO]

          OFFER TO EXCHANGE $225,000,000 4.875% SENIOR NOTES DUE 2009
                 FOR $225,000,000 4.875% SENIOR NOTES DUE 2009
                      WHICH HAVE BEEN REGISTERED UNDER THE
                      SECURITIES ACT OF 1933, AS AMENDED,
                    FULLY AND UNCONDITIONALLY GUARANTEED BY
                             NABORS INDUSTRIES LTD.
                          AND NABORS INDUSTRIES, INC.

     THE EXCHANGE OFFER WILL EXPIRE AT 5 P.M., NEW YORK CITY TIME, ON NOVEMBER 29, 2002 (THE 21ST BUSINESS DAY FOLLOWING THE DATE OF THIS PROSPECTUS), UNLESS WE EXTEND THE EXCHANGE OFFER IN OUR SOLE AND ABSOLUTE DISCRETION.

     The principal terms of the exchange offer are as follows:

     - We will exchange the new notes for all outstanding old notes that are validly tendered and not withdrawn pursuant to the exchange offer.

     - You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

     - The terms of the new notes are substantially identical to those of the outstanding old notes, except that the transfer restrictions and registration rights relating to the old notes will not apply to the new notes.

     - The exchange of old notes for new notes will not be a taxable transaction for U.S. federal income tax purposes, but you should see the discussion under the caption "Material Tax Considerations" beginning on page 40 for more information, including information relating to Canadian federal tax considerations.

     - We will not receive any cash proceeds from the exchange offer.

     - We issued the old notes in a transaction not requiring registration under the Securities Act, and as a result, transfer of the old notes is restricted. We are making the exchange offer to satisfy your registration rights, as a holder of the old notes.

     There is no established trading market for the new notes or the old notes.

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF RISKS YOU SHOULD CONSIDER PRIOR TO TENDERING YOUR OUTSTANDING OLD NOTES FOR EXCHANGE.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is October 28, 2002
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                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Summary Information.........................................     1
Forward-Looking Statements..................................    11
Risk Factors................................................    12
Use of Proceeds.............................................    16
Ratio of Earnings to Fixed Charges..........................    16
Selected Historical Consolidated Financial Data.............    17
The Exchange Offer..........................................    18
Description of the New Notes................................    25
Book-Entry System...........................................    36
Material Tax Considerations.................................    39
Plan of Distribution........................................    41
Where You Can Find More Information.........................    42
Incorporation of Certain Documents by Reference.............    43
Legal Matters...............................................    44
Independent Accountants.....................................    44

     References in this prospectus to "Nabors Holdings," "we," "us," and "our" refer to Nabors Holdings 1, ULC. References in this prospectus to "Nabors Delaware" refer to Nabors Industries, Inc. and references to "Nabors" refer to Nabors Industries Ltd.

     The "old notes" consisting of the 4.875% Senior Notes due 2009 which were issued on August 22, 2002 and the "new notes" consisting of the 4.875% Senior Notes due 2009 offered pursuant to this prospectus are sometimes collectively referred to in this prospectus as the "notes."

     Rather than restate certain information in this prospectus that Nabors Delaware and Nabors have already included in reports filed with the Securities and Exchange Commission, we are incorporating this information by reference, which means that we can disclose important business, financial and other information to you by referring to those publicly filed documents that contain the information. The information incorporated by reference is not included in or delivered with this prospectus.

     We will provide without charge to each person to whom this prospectus is delivered, including each beneficial owner of old notes, upon request of such person, a copy of any or all documents that are incorporated into this prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct such requests to: Nabors Corporate Services, Inc., 515 West Greens Road, Suite 1200, Houston, Texas 77067,
Attention: Investor Relations, phone number (281) 874-0035.

     IN ORDER TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST THIS INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE YOU MUST MAKE YOUR INVESTMENT DECISION. ACCORDINGLY, YOU MUST REQUEST THIS INFORMATION NO LATER THAN NOVEMBER 21, 2002.

                              SUMMARY INFORMATION

     This summary highlights the information contained elsewhere in or incorporated by reference into this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a complete understanding of this offering, we encourage you to read this entire prospectus and the documents to which we refer you. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in or incorporated by reference into this prospectus.

NABORS HOLDINGS 1, ULC

     We are an unlimited liability company formed under the Companies Act of Nova Scotia on December 28, 2001. We are an indirect, wholly-owned finance subsidiary of Nabors Delaware, which is an indirect, wholly-owned subsidiary of Nabors, a Bermuda exempted company and the publicly-traded parent company of the Nabors group of companies. We are a holding company whose only business is to access bank financing and capital markets on behalf of the Canadian subsidiaries of Nabors and to hold investments. Otherwise, we conduct no independent business or operations.

     Our registered office is located at 1959 Upper Water Street, Suite 900, Halifax, Nova Scotia B35 2X2 Canada. Our principal executive offices are located at 3000, 500-4th Avenue, S.W., Calgary, Alberta T2P 2V6 Canada and our telephone number at that address is 403-263-6777.

NABORS INDUSTRIES, INC.

     Nabors Delaware is a Delaware corporation and an indirect, wholly-owned subsidiary of Nabors. Prior to the corporate reorganization described below in the section entitled "Recent Developments," Nabors Delaware was a publicly-traded corporation. Nabors Delaware was incorporated in Delaware on May 3, 1978. Nabors Delaware's principal executive offices are located at 515 West Greens Road, Suite 1200, Houston, Texas 77067 and its telephone number at that address is (281) 874-0035.

NABORS INDUSTRIES LTD.

     Nabors became the publicly-traded parent company of the Nabors group of companies, effective June 24, 2002, pursuant to the corporate reorganization described below in the section entitled "Recent Developments." Nabors' common shares are traded on the American Stock Exchange under the symbol "NBR."

     Nabors, together with its subsidiaries, is the largest land drilling contractor in the world, with almost 600 land drilling rigs as of August 31, 2002. Nabors conducts oil, gas and geothermal land drilling operations in the U.S. lower 48 states, Alaska and Canada, and elsewhere, primarily in South and Central America, the Middle East and Africa. Nabors is also one of the largest land well-servicing and workover contractors in the United States and in Canada. Nabors owns approximately 745 land well-servicing and workover rigs in the southwestern and western United States, and approximately 233 land well-servicing and workover rigs in certain other markets, including approximately 193 rigs in Canada. Nabors also is a leading provider of offshore platform workover and drilling rigs. Nabors markets 44 platform, 17 jackup and three barge rigs in the Gulf of Mexico and other markets. These rigs provide well-servicing, workover and drilling services.

     To further supplement its primary business, Nabors offers a number of ancillary well-site services, including oilfield management, engineering, transportation, construction, maintenance, well logging and other support services, in selected domestic and international markets. Nabors' land transportation and hauling fleet includes approximately 240 rig and oilfield equipment hauling tractor-trailers and a number of cranes, loaders and light-duty vehicles. Nabors also maintains over 290 fluid hauling trucks, approximately 700 fluid storage tanks, eight salt water disposal wells and other auxiliary equipment used in domestic drilling and well-servicing operations. In addition, Nabors markets a fleet of 30 marine transportation and support vessels, primarily in the Gulf of Mexico, that provides transportation of drilling materials, supplies

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and crews for offshore rig operations and support for other offshore operations.
And Nabors manufactures and leases or sells top drives for a broad range of drilling rig applications, rig instrumentation and data collection equipment, and rig reporting software.

     Nabors was formed as a Bermuda exempted company on December 11, 2001. Nabors' principal executive offices are located at 2nd Fl. International Trading Centre, Warrens, St. Michael, Barbados. Its phone number at its principal executive offices is (246) 421-9471.

RECENT DEVELOPMENTS

  RYAN ACQUISITION

     On August 12, 2002, Nabors entered into an arrangement agreement to acquire Ryan Energy Technologies Inc., a corporation incorporated under the laws of Alberta, Canada (which we refer to as Ryan in this prospectus). Nabors' acquisition of Ryan was completed on October 9, 2002, and became effective pursuant to a plan of arrangement approved by the securityholders of Ryan and the Court of Queen's Bench of Alberta. Nabors agreed to pay Cdn$1.85 per Ryan common share. The purchase price is payable, at the election of each individual Ryan shareholder, in cash, in exchangeable shares of Nabors Exchangeco (Canada) Inc., a Canadian corporation and indirect subsidiary of Nabors (which we refer to as Exchangeco in this prospectus), or in a combination of cash and such exchangeable shares. The exchangeable shares will be exchangeable for Nabors common shares on a 1:1 basis, plus the aggregate amount of dividends payable and unpaid, if any, on each such exchangeable share.

     Under the terms of the arrangement each holder of Ryan common shares who so elected will receive 0.0362 of an exchangeable share for each Ryan common share. Each registered shareholder will receive only a whole number of exchangeable shares, and will be paid a cash amount by Exchangeco in lieu of any fractional entitlement. Each exchangeable share will have economic and voting rights effectively equivalent to one Nabors common share and will be exchangeable at any time for one Nabors common share. Pursuant to the arrangement, Exchangeco acquired all of the issued and outstanding common shares of Ryan in exchange for approximately Cdn$22.6 million in cash and 380,264 exchangeable shares of Exchangeco, of which 219,493 exchangeable shares were immediately exchanged for common shares of Nabors in accordance with the instructions of the holders of those shares.

     As a result of the arrangement, all options to acquire Ryan common shares that have not previously been exercised or surrendered for termination were terminated and each holder of such options will be paid in cash, in respect of each such option, the greater of: (i) the positive difference, if any, between Cdn$1.85 and the exercise price of such option for each Ryan common share issuable on exercise of such option, and (ii) Cdn$0.10 per common share issuable on exercise of such option, subject to required withholdings.

 CORPORATE REORGANIZATION

     Effective June 24, 2002, Nabors became the successor to Nabors Delaware following a corporate reorganization, which effectively changed the jurisdiction of incorporation of Nabors from Delaware to Bermuda. The reorganization was accomplished through a merger of an indirect, newly formed Delaware subsidiary of Nabors with and into Nabors Delaware. Nabors Delaware was the surviving company in the merger. As a result of the merger, Nabors Delaware became a wholly-owned, indirect subsidiary of Nabors. Upon consummation of the merger, all outstanding shares of Nabors Delaware common stock automatically converted into the right to receive Nabors common shares, with the result that the shareholders of Nabors Delaware on the date of the merger became the shareholders of Nabors. Nabors and its subsidiaries continue to conduct the businesses previously conducted by Nabors Delaware and its subsidiaries. The reorganization has been accounted for as a reorganization of entities under common control and accordingly, it did not result in any changes to the consolidated amounts of assets, liabilities and stockholders' equity.

     The Board of Nabors Delaware approved the expatriation transaction because international activities are an important part of Nabors' current business and they believe that international operations will

                                        2
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continue to grow in the future. Expansion of Nabors' international business is an important part of its current business strategy and significant growth opportunities exist in the international marketplace. Nabors believes that reorganizing as a Bermuda company will allow Nabors to implement its business strategy more effectively. In addition, Nabors believes that the reorganization should increase its access to international capital markets and acquisition opportunities, increase its attractiveness to non-U.S. investors, improve global cash management, improve its global tax position and result in a more favorable corporate structure for expansion of its current business.

     Several members of the United States Congress have introduced legislation that, if enacted, would have the effect of eliminating the tax benefits of the reorganization. In particular, on June 18, 2002, the Senate Finance Committee approved legislation introduced by Senator Charles Grassley, the Ranking Minority Member of the Senate Finance Committee, along with Senator Max Baucus, the Chairman of the Senate Finance Committee, (S. 2119) that, for United States federal tax purposes, would treat a foreign corporation, such as Nabors, that undertakes a corporate expatriation transaction, such as the reorganization, as a domestic corporation and, thus, such foreign corporation would be subject to United States federal income tax. S. 2119 is proposed to be effective for corporate expatriation transactions completed after March 20, 2002. In addition, on July 11, 2002, Representative Bill Thomas, Chairman of the House Committee on Ways and Means, introduced legislation (H.R. 5095) that is substantially similar to S. 2119 with respect to its treatment of corporations that undertake a corporate expatriation transaction such as the reorganization, except that (i) it is proposed to apply to transactions completed after March 20, 2002 and before March 21, 2005 and (ii) it would not permit shareholders to qualify for tax-free treatment with respect to a corporate expatriation transaction such as the reorganization. If any of the proposed legislation, including S. 2119 or H.R. 5095, were enacted with their proposed effective dates, the tax savings would not be realized from the reorganization.

     In addition, there has been significant, increased negative publicity and criticism of corporate expatriation transactions from public pension funds and other investors since the time Nabors completed its reorganization.

     In light of such events and if and when any such legislation is enacted, Nabors will consider the effects of such legislation and will evaluate all strategic alternatives that may be necessary or prudent in response to such legislation.

  CONCURRENT EXCHANGE OFFER BY AFFILIATED ENTITY

     On August 22, 2002, Nabors Delaware, an indirect wholly owned subsidiary of Nabors, issued U.S.$275 million aggregate principal amount of 5.375% Senior Notes due 2012, fully and unconditionally guaranteed by Nabors, to qualified institutional buyers under Rule 144A of the Securities Act. Concurrent with this exchange offer, Nabors Delaware is offering to exchange its 5.375% Senior Notes due 2012 for 5.375% Senior Notes due 2012 which have been registered under the Securities Act, and which are fully and unconditionally guaranteed by Nabors.

THE NABORS HOLDINGS 1, ULC EXCHANGE OFFER

Old Notes.....................   4.875% Senior Notes due 2009, which we issued
                                 on August 22, 2002.

New Notes.....................   4.875% Senior Notes due 2009, the issuance of
                                 which has been registered under the Securities
                                 Act of 1933, as amended. The form and terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

Exchange Offer................   We are offering to issue up to $225,000,000
                                 aggregate principal amount of the new notes in exchange for a like principal amount of the old notes to satisfy our obligations under the registration rights agreement that we entered into when the old notes were issued in transactions in reliance upon the exemption from registration provided by Rule 144A under the Securities Act.

Expiration Date Tenders.......   The exchange offer will expire at 5 p.m., New
                                 York City time, on November 29, 2002, unless extended in our sole and absolute discretion.
                                 By tendering your old notes, you represent to us that:

                                 - you are not our "affiliate," as defined in
                                   Rule 405 under the Securities Act;

                                 - any new notes you receive in the exchange
                                   offer are being acquired by you in the
                                   ordinary course of your business;

                                 - at the time of commencement of the exchange
                                   offer, neither you nor, to your knowledge, anyone receiving new notes from you, has any arrangement or understanding with any person to participate in the distribution, as defined in the Securities Act, of the new notes in violation of the Securities Act;

                                 - if you are not a participating broker-dealer,
                                   you are not engaged in, and do not intend to engage in, the distribution of the new notes, as defined in the Securities Act; and

                                 - if you are a broker-dealer, you will receive
                                   the new notes for your own account in
                                   exchange for old notes that were acquired by you as a result of your market making or other trading activities and that you will deliver a prospectus in connection with any resale of the new notes you receive. For further information regarding resales of the new notes by participating broker-dealers, see the discussion under the caption "Plan of Distribution" beginning on page 41.

Withdrawal; Non-Acceptance....   You may withdraw any old notes tendered in the
                                 exchange offer at any time prior to 5 p.m., New
                                 York City time, on November 29, 2002, the 21st business day following the date of this prospectus. If we decide for any reason not to accept any old notes tendered for exchange, the old notes will be returned to the registered holder at our expense promptly after the expiration or termination of the exchange offer. In the case of old notes tendered by book-entry transfer into the exchange agents account at The Depository Trust Company (which we refer to as DTC in this prospectus), any withdrawn or unaccepted old notes will be
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

                                 credited to the tendering holder's account at DTC. For further information regarding the withdrawal of tendered old notes, see "The Exchange Offer -- Terms of the Exchange Offer; Period for Tendering Old Notes" on page 18 and the "The Exchange Offer -- Withdrawal Rights" on page 21.

Conditions to the Exchange
Offer.........................   We are not required to accept for exchange, or
                                 to issue new notes in exchange for any old notes and we may terminate or amend the exchange offer if any of the following events occur prior to our acceptance of the old notes:

                                 - the exchange offer violates any applicable
                                   law or applicable interpretation of the staff of the SEC;

                                 - an action or proceeding shall have been
                                   instituted or threatened in any court or by any governmental agency that might materially impair our or Nabors' ability to proceed with the exchange offer;

                                 - we shall not have received all governmental
                                   approvals that we deem necessary to
                                   consummate the exchange offer; or

                                 - there has been proposed, adopted, or enacted
                                   any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.

                                 We may waive any of the above conditions in our reasonable discretion. See the discussion below under the caption "The Exchange
                                 Offer -- Conditions to the Exchange Offer" beginning on page 22 for more information regarding the conditions to the exchange offer.

Procedures for Tendering Old
Notes.........................   Unless you comply with the procedures described
                                 below under the caption "The Exchange
                                 Offer -- Guaranteed Delivery Procedures," (on page 21) you must do one of the following on or prior to the expiration or termination of the exchange offer to participate in the exchange offer:

                                 - tender your old notes by sending the
                                   certificates for your old notes, in proper form for transfer, a properly completed and duly executed letter of transmittal, with any required signature guarantees, and all other documents required by the letter of transmittal, to Bank One, N.A., as exchange agent, at the address listed below under the caption "The Exchange Offer -- Exchange Agent" beginning on page 23, or

                                 - tender your old notes by using the book-entry
                                   transfer procedures described below and
                                   transmitting a properly completed and duly executed letter of transmittal, with any required signature guarantees, or an agent's message instead of the letter of transmittal, to the exchange agent. In order for a book-entry transfer to constitute a valid tender of your old notes in the exchange offer, Bank One, N.A., as exchange agent, must receive a confirmation of book-entry transfer of your old notes into the exchange agent's account at DTC prior to the expiration or termination of the exchange offer. For more information regarding the use of book-entry transfer procedures, including a description of the required agent's message, see the discussion below under the caption "The

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

                                   Exchange Offer -- Book-Entry Transfers"
                                   beginning on page 20.

Guaranteed Delivery
Procedures....................   If you are a registered holder of old notes and
                                 wish to tender your old notes in the exchange offer, but

                                 - the old notes are not immediately available;

                                 - time will not permit your old notes or other
                                   required documents to reach the exchange agent before the expiration or termination of the exchange offer, or

                                 - the procedure for book-entry transfer cannot
                                   be completed prior to the expiration or
                                   termination of the exchange offer,

                                 then you may tender old notes by following the procedures described below under the caption "The Exchange Offer -- Guaranteed Delivery Procedures" beginning on page 21.

Special Procedures for
Beneficial Owners.............   If you are a beneficial owner whose old notes
                                 are registered in the name of the broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should promptly contact the person in whose name the old notes are registered and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name, or obtain a properly completed bond power from the person in whose name the old notes are registered.

Material Tax Considerations...   The exchange of the old notes for new notes in
                                 the exchange offer will not be a taxable transaction for United States federal income tax purposes. See the discussion below under the caption "Material Tax Considerations" beginning on page 39 for more information regarding the tax consequences to you, including Canadian federal tax considerations, of the exchange offer.

Use of Proceeds...............   We will not receive any cash proceeds from the
                                 exchange offer.

Exchange Agent and Trustee....   Bank One, N.A. is the exchange agent for the
                                 exchange offer. You can find the address and telephone number of Bank One, N.A. below under the caption "The Exchange Offer -- Exchange
                                 Agent" beginning on page 23.

Resales.......................   Based on interpretations by the staff of the
                                 SEC, as set forth in no-action letters issued to third parties, we believe that the new notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the
                                 Securities Act as long as:

                                 - you are acquiring the new notes in the
                                   ordinary course of your business;

                                 - you are not participating, do not intend to
                                   participate and have no arrangement or
                                   understanding with any person to participate, in a distribution of the new notes; and

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

                                 - you are not our affiliate.

                                 If you are an affiliate of ours, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the new notes:

                                 - you cannot rely on the applicable
                                   interpretations of the staff of the SEC; and

                                 - you must comply with the registration
                                   requirements of the Securities Act in
                                   connection with any resale transaction.

                                 Each broker or dealer that receives new notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer, resale, or other transfer of the new notes issued in the exchange offer, including information with respect to any selling holder required by the Securities Act in connection with any resale of the new notes.

                                 Furthermore, any broker-dealer that acquired any of its old notes directly from us:

                                 - may not rely on the applicable interpretation
                                   of the staff of the SEC's position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983); and

                                 - must also be named as a selling noteholder in
                                   connection with the registration and
                                   prospectus delivery requirements of the
                                   Securities Act relating to any resale
                                   transaction.

Registration Rights
Agreement.....................   When we issued the old notes in August 2002, we
                                 entered into a registration rights agreement with the initial purchaser of the old notes.
                                 Under the terms of the registration rights agreement, we agreed to use our reasonable best efforts to file with the SEC and cause to become effective, a registration statement relating to an offer to exchange the old notes for the new notes.

                                 If we do not complete the exchange offer by December 31, 2002, the interest rate borne by the old notes will be increased 0.25% per annum until the exchange offer is completed, or until the old notes are freely transferable under Rule 144 of the Securities Act. In addition, if the exchange offer registration statement ceases to be effective or usable in connection with resales of the new notes during periods specified in the registration rights agreement, the interest rate borne by the old notes and the new notes will be increased 0.25% per annum until the registration defects are cured.

                                 Under some circumstances set forth in the registration rights agreement, holders of old notes, including holders who are not permitted to participate in the exchange offer or who may not freely sell new notes received in the exchange offer, may require

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

                                 us to file and cause to become effective, a shelf registration statement covering resales of the old notes by these holders. If such shelf registration statement ceases to be effective or usable in connection with resales of the new notes during periods specified in the registration rights agreement, the interest rate borne by the old notes and the new notes will be increased 0.25% per annum until the registration defects are cured.

                                 A copy of the registration rights agreement is included as an exhibit to the registration statement of which this prospectus is a part.

Broker-Dealers................   Each broker-dealer that receives new notes for
                                 its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes which were received by such broker-dealer as a result of market making activities or other trading activities. We have agreed that for a period of up to 180 days after the Expiration Date (as defined in this prospectus) we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution" beginning on page 41 for more information.

CONSEQUENCES OF NOT EXCHANGING YOUR OLD NOTES

     If you do not exchange your old notes in the exchange offer, you will continue to be subject to the restrictions on transfer described in the legend on the certificate for your old notes. In general, you may offer or sell your old notes only:

     - if they are registered under the Securities Act and applicable state securities laws;

     - if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

     - if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

     We do not currently intend to register the old notes under the Securities Act. Under some circumstances, however, holders of the old notes, including holders who are not permitted to participate in the exchange offer or who may not freely sell new notes received in the exchange offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of the old notes by these holders. For more information regarding the consequences of not tendering your old notes and our obligations to file a shelf registration statement, see "The Exchange Offer -- Consequences of Exchanging or Failing to Exchange Old Notes" beginning on page 23 and "Summary
Information -- Registration Rights Agreement" beginning on page 7.

SUMMARY DESCRIPTION OF THE NEW NOTES

Issuer........................   Nabors Holdings 1, ULC

Guarantors....................   Nabors Industries, Inc. and Nabors Industries
                                 Ltd.

Securities....................   $225,000,000 aggregate principal amount of
                                 4.875% Senior Notes due 2009.

Maturity......................   August 15, 2009.

Interest Payment Dates........   February 15 and August 15 of each year,
                                 commencing on February 15, 2003.

Interest Rate.................   4.875% per annum from August 22, 2002.

Guarantees....................   Nabors Delaware and Nabors will fully and
                                 unconditionally, jointly and severally,
                                 guarantee the due and punctual payment of the principal of, premium, if any, additional amounts, if any, interest on the new notes and any other obligations of ours under the new notes when and as they become due and payable, whether at maturity, upon redemption, by acceleration or otherwise if we are unable to satisfy these obligations. The guarantees provide that, in the event of a default on the new notes, the holders of the new notes may institute legal proceedings directly against
                                 Nabors Delaware or Nabors to enforce the guarantees without first proceeding against us.
                                 See "Description of the New
                                 Notes -- Guarantees" beginning on page 26.

Additional Amounts............   In the event that either we or a guarantor is
                                 required to withhold or deduct on account of any Canadian or Bermudan taxes due from any payment made under or with respect to the new notes or its guarantee, as the case may be, we or the guarantor, as the case may be, will pay additional amounts so that the net amount received by each holder of new notes will equal the amount that the holder would have received if the Canadian or Bermudan taxes had not been required to be withheld or deducted. See
                                 "Description of the New Notes -- Payment of
                                 Additional Amounts" beginning on page 26.

Ranking.......................   The new notes will:

                                 - be unsecured,

                                 - be effectively junior in right of payment to
                                   any of our future secured debt,

                                 - rank equally in right of payment with any of
                                   our future unsubordinated debt, and

                                 - be senior in right of payment to any of our
                                   existing and future senior subordinated or subordinated debt.

                                 As of the date of this prospectus, we have no other indebtedness.

                                 Each guarantee of our obligations under the new notes will be a direct, unsecured and unsubordinated obligation of the guarantor and will have the same ranking with respect to its indebtedness as the new notes will have with respect to our indebtedness. See

                                 "Description of the New Notes -- Guarantees" beginning on page 26.

Optional Redemption...........   We may, at our option, redeem some or all of
                                 the new notes, in whole or in part, at any time, at "make-whole" prices described in this prospectus, plus additional amounts, if any, and accrued and unpaid interest to the redemption date. See "Description of the New
                                 Notes -- Optional Redemption" beginning on page
                                 28.

                                 We may elect to redeem all, but not part, of the new notes at par at any time if particular changes occur in the laws or regulations governing Canadian withholding taxes. See "Description of the New Notes -- Optional Redemption for Changes in Canadian Withholding Taxes" beginning on page 28.

Use of Proceeds...............   We will not receive any cash proceeds from the
                                 exchange offer. See "Use of Proceeds" beginning on page 16.

Covenants.....................   We will issue the new notes under the
                                 indenture, dated August 22, 2002, among us, as issuer, Nabors Delaware and Nabors, as guarantors, and Bank One, N.A., as trustee. The indenture limits the ability of Nabors and its subsidiaries to incur liens and to enter into sale and lease-back transactions. Additionally, the indenture limits both our and the guarantors' ability to enter into mergers, consolidations, or transfers of all or substantially all of our or their assets unless the successor company assumes our or the guarantors' obligations under the indenture.
                                 These covenants are subject to a number of important qualifications and limitations. See
                                 "Description of the New Notes -- Covenants" beginning on page 28.

No Prior Market...............   The new notes generally will be freely
                                 transferable, but the new notes are a new issue of securities and there is currently no established trading market for the new notes.
                                 Accordingly, there can be no assurance as to the development or liquidity of any market for the new notes. Lehman Brothers Inc., the initial purchaser of the old notes, has advised us that it currently intends to make a market in the new notes. However, it is not obligated to do so, and any market making with respect to the new notes may be discontinued without notice. We do not intend to apply for a listing of the new notes on any securities exchange or an automated dealer quotation system.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated in this prospectus by reference contain forward-looking statements. We typically use words such as "anticipate," "believe," "plan," "expect," "intend," "estimate," "project," "will," "should," "could," "may," "predict" and similar expressions to identify forward-looking statements. You are cautioned that actual results could differ materially from those anticipated in forward-looking statements. Any forward-looking statements, including statements regarding the intent, belief or current expectations of us or our management, are not guarantees of future performance and involve risks, uncertainties and assumptions about us and the industry in which we, Nabors Delaware and Nabors operate, including, among other things:

     - fluctuations in worldwide prices and demand for oil and natural gas;

     - fluctuations to levels of oil and natural gas exploration and development activities;

     - fluctuations in the demand for contract drilling and workover services;

     - the existence of competitors, technological changes and developments in the oilfield services industry;

     - the existence of operating risks inherent in the oilfield services industry;

     - the existence of regulatory and legislative uncertainties;

     - outcomes of pending and future litigation;

     - the possibility of political instability, war or acts of terrorism in any of the countries in which we, Nabors or Nabors' subsidiaries do or will do business;

     - changes in capital needs;

     - an inability to execute our business strategy; and

     - general economic conditions.

     All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not intend to update or revise any forward-looking statements that we may make in this prospectus or other documents, reports, filings or press releases, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS

     You should consider carefully the following factors, as well as the other information contained in or incorporated by reference into this prospectus, before tendering your old notes in the exchange offer. The risks and uncertainties described below and incorporated by reference are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our future business operations.

HOLDERS WHO FAIL TO EXCHANGE THEIR OLD NOTES WILL CONTINUE TO BE SUBJECT TO RESTRICTIONS ON TRANSFER.

     If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes described in the legend on the certificates for your old notes. The restrictions on transfer of your old notes arise because we issued the old notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws, or are offered and sold under an exemption from these requirements. We do not plan to register the old notes under the Securities Act. For further information regarding the consequences of tendering your old notes in the exchange offer, see the discussions below under the captions "The Exchange Offer -- Consequences of Exchanging or Failing to Exchange Old Notes" beginning on page 23 and "Material Tax Considerations" beginning on page 39.

YOU MUST COMPLY WITH THE EXCHANGE OFFER PROCEDURES IN ORDER TO RECEIVE NEW, FREELY TRADABLE NOTES.

     Delivery of new notes in exchange for old notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

     - certificates for old notes or a book-entry confirmation of a book-entry transfer of old notes into the exchange agent's account at DTC, New York, New York as a depository, including an agent's message (as defined below) if the tendering holder does not deliver a letter of transmittal;

     - a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message in lieu of the letter of transmittal; and

     - any other documents required by the letter of transmittal.

     Therefore, holders of old notes who would like to tender old notes in exchange for new notes should be sure to allow enough time for the old notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of old notes for exchange. Old notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the registration rights agreement will terminate. See "The Exchange Offer -- Procedures for Tendering Old Notes" beginning on page 18 and "The Exchange
Offer -- Consequences of Exchanging or Failing to Exchange Old Notes" beginning on page 23.

     As used in this prospectus, the term "agent's message" means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

SOME HOLDERS WHO EXCHANGE THEIR OLD NOTES MAY BE DEEMED TO BE UNDERWRITERS AND THESE HOLDERS WILL BE REQUIRED TO COMPLY WITH THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS IN CONNECTION WITH ANY RESALE TRANSACTION.

     If you exchange your old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

ALTHOUGH THE NEW NOTES ARE REFERRED TO AS "SENIOR NOTES," YOUR RIGHT TO RECEIVE PAYMENT ON THE NEW NOTES AND THE GUARANTEES IS UNSECURED AND WILL BE EFFECTIVELY SUBORDINATED TO ANY EXISTING AND FUTURE SECURED DEBT TO THE EXTENT OF THE VALUE OF THE COLLATERAL THEREFORE.

     The new notes are general senior unsecured obligations and therefore will be effectively subordinated in right of payment to our existing or future secured indebtedness and Nabors Delaware's and Nabors' guarantee are effectively subordinated in right of payment to the claims of existing and future secured creditors of Nabors Delaware and Nabors, respectively, in each case, to the extent of the collateral therefor. If we default on the new notes, become bankrupt, liquidate or reorganize, any secured creditors could use their collateral to satisfy their secured indebtedness before you would receive any payment on the new notes. If the value of such collateral is not sufficient to pay any secured indebtedness in full, our secured creditors would share the value of our other assets, if any, with you and the holders of other claims against us which rank equally with the new notes.

     The respective guarantees of the new notes will have a similar ranking as they relate to secured indebtedness of Nabors Delaware and Nabors as the new notes do with respect to our secured indebtedness.

THERE IS NO ESTABLISHED TRADING MARKET FOR THE NEW NOTES AND YOU MAY FIND IT DIFFICULT TO SELL YOUR NEW NOTES.

     There is currently no established trading market for the new notes. We have no plans to list the new notes on any securities exchange or an automated dealer quotation system. Lehman Brothers Inc. advised us that it presently intends, but it is not obligated, to make a market in the new notes. Any market making activity, if initiated, may be discontinued at any time, for any reason, without notice. If Lehman Brothers Inc. ceases to act as a market maker for the new notes for any reason, we cannot assure you that another firm or person will make a market in the new notes. The liquidity of any market for the new notes will depend upon the number of holders of the new notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the new notes and other factors. An active or liquid trading market may not develop for the new notes.

NABORS AND NABORS DELAWARE, AS HOLDING COMPANIES, DEPEND ON THEIR RESPECTIVE SUBSIDIARIES TO MEET THEIR FINANCIAL OBLIGATIONS.

     Nabors Delaware and Nabors are each holding companies and depend on the business of and distributions from their subsidiaries to satisfy their obligations under the guarantees. Nabors Delaware and Nabors are each holding companies with no significant assets other than the stock of their subsidiaries and intercompany loans to their subsidiaries. In order to satisfy their obligations under the guarantees of the notes, Nabors Delaware and Nabors each rely exclusively on repayments of interest and principal on intercompany loans made by Nabors Delaware and Nabors to their operating subsidiaries and income from dividends and other cash flows from such subsidiaries. There can be no assurance that these operating subsidiaries will generate sufficient net income to pay upstream dividends or cash flows to make payments of interest and principal to Nabors Delaware and Nabors in respect of these intercompany loans. In addition, from time to time, these operating subsidiaries may enter into financing arrangements which may contractually restrict or prohibit such upstream payments and interest and principal to Nabors Delaware or Nabors.

WE, AS AN INDIRECT, WHOLLY OWNED-FINANCE SUBSIDIARY OF NABORS DELAWARE, ARE DEPENDING ON THE REPAYMENT OF INTERCOMPANY OBLIGATIONS AND FINANCIAL SUPPORT FROM WITHIN THE NABORS DELAWARE GROUP TO MEET OUR FINANCIAL OBLIGATIONS INCLUDING OUR OBLIGATIONS UNDER THE NOTES.

     We are an indirect, wholly-owned finance subsidiary of Nabors Delaware, which is an indirect, wholly-owned subsidiary of Nabors. Our only business is to access bank financing and capital markets on behalf of the Canadian subsidiaries of Nabors Delaware and to hold investments. Otherwise, we conduct no independent business or operations. In order to satisfy our obligations under the notes we rely exclusively on repayment of interest and principal on intercompany loans, if any, made by us to other Canadian subsidiaries of Nabors Delaware and distributions from our 99.9% owned subsidiary, AH Finance Limited Partnership, which in turn relies on the return on investments made by it in the Canadian subsidiaries of Nabors Delaware. We can not assure you that these operating subsidiaries will generate sufficient net income to meet their obligations to us or to our subsidiary in respect of these intercompany investments. In addition, from time to time, these operating subsidiaries may enter into financing arrangements which may contractually restrict or prohibit them from making payments to us or to our subsidiary.

NABORS' SIGNIFICANT LEVEL OF DEBT COULD ADVERSELY AFFECT ITS FINANCIAL CONDITION AND PREVENT IT FROM FULFILLING ITS OBLIGATIONS UNDER ITS GUARANTEE.

     As of August 31, 2002, Nabors' consolidated total indebtedness was approximately $2.086 billion, its funded debt to capital ratio was 49.2%, and its net funded debt to capital ratio was 26.6%, after giving effect to the exchange offer contemplated by this prospectus and the concurrent exchange offer (which we refer to as the concurrent exchange offer in this prospectus) in which Nabors Delaware, an indirect, wholly-owned subsidiary of Nabors, is offering to exchange its 5.375% senior notes due 2012 for 5.375% senior notes due 2012 which have been registered under the Securities Act, and which are fully and unconditionally guaranteed by Nabors.

     Funded debt to capital ratio is calculated by dividing funded debt by funded debt plus capital. Funded debt is defined as the sum of (1) short-term borrowings, (2) current portion of long-term obligations and (3) long-term obligations. Capital is defined as stockholders' equity. The net funded debt to capital ratio nets cash and cash equivalents, short-term marketable securities and long-term marketable securities against funded debt. This ratio is calculated by dividing net funded debt by net funded debt plus capital. Both of these ratios are a method for calculating the amount of leverage a company has in relation to its capital. Nabors' level of indebtedness could adversely affect its financial condition and prevent Nabors or Nabors Delaware from fulfilling their obligations under their respective guarantees.

     Nabors and its subsidiaries may still be able to incur substantially more debt. The terms of the indenture governing the new notes and the agreement governing Nabors' other indebtedness (including the indenture governing the notes offered by Nabors Delaware in the concurrent exchange offer) permit additional borrowings and any such borrowings may be senior in right of payment to the new notes and the related guarantees. Nabors' incurrence of additional debt could further exacerbate the risks described in this prospectus.

NABORS DELAWARE'S AND NABORS' GUARANTEES COULD BE VOIDED OR SUBORDINATED BY FEDERAL BANKRUPTCY LAW OR COMPARABLE FOREIGN AND STATE LAW PROVISIONS.

     Our obligations under the new notes are guaranteed by Nabors Delaware and Nabors. Under the federal bankruptcy law and comparable provisions of foreign and state fraudulent transfer laws, one or more of the guarantees could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantees, received less than reasonably equivalent value or fair consideration for the incurrence of such guarantees and:

     - was insolvent or rendered insolvent by reason of such incurrence;

     - was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

     - intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

     In addition, any payment by that guarantor pursuant to its guarantees could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

     The measure of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

     - the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

     - the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

     - it could not pay its debts as they become due.

     We cannot be sure as to the standards that a court would use to determine whether or not the guarantors were solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantees of the new notes would not be voided or the guarantees of the new notes would not be subordinated to that guarantor's other debt.

     If the guarantees were legally challenged, any guarantees could also be subject to the claim that, since the guarantees were incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration.

     A court could thus void the obligations under the guarantees or subordinate the guarantees to the applicable guarantor's other debt or take other action detrimental to holders of the new notes.

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the exchange offer. Any old notes that are properly tendered and exchanged pursuant to the exchange offer will be retired and cancelled.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Nabors Holdings was formed in December 2001. Since its inception, Nabors Holdings has not generated any earnings and has not incurred any debt or liabilities other than debt and liabilities associated with the old notes and the exchange offer.

     Nabors Delaware, prior to June 24, 2002, the effective date of the reorganization, and Nabors, after June 24, 2002, have calculated their ratio of earnings to fixed charges by dividing earnings by fixed charges. For purposes of computing the ratio of earnings to fixed charges, earnings consist of pretax income from continuing operations less undistributed earnings from unconsolidated affiliates (net of dividends) plus amortization of capitalized interest and fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest.

  SIX                                                                                     THREE
 MONTHS                                                                 FISCAL YEAR       MONTHS
 ENDED                         FISCAL YEAR ENDED                           ENDED          ENDED
--------   ---------------------------------------------------------   -------------   ------------
JUNE 30,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,
  2002         2001           2000           1999           1998           1997            1997
--------   ------------   ------------   ------------   ------------   -------------   ------------
3.43x         9.11x          6.21x          2.48x          11.60x         10.97x          15.18x

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The selected historical consolidated financial data of Nabors in the table below were derived from Nabors' audited consolidated financial statements as of December 31, 2001 and 2000 and for the three years ended December 31, 2001, which appears in Nabors' Current Report on Form 8-K dated as of October 10, 2002, and from Nabors Delaware's Annual Reports on Form 10-K as of and for the years ended December 31, 1999, 1998 and September 30, 1997, respectively, and a transition period for the three months ended December 31, 1997 and Nabors' unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2002 and 2001. Nabors changed its fiscal year end from September 30 to December 31, effective for the fiscal year beginning January 1, 1998. A three-month transition period from October 1, 1997 through December 31, 1997 preceded the start of Nabors' new fiscal year. Nabors has recast its financial data to conform to the presentation of the twelve months ended December 31, 1997 by adjusting its audited results for the year ended September 30, 1997 to exclude the unaudited results for the quarter ended December 31, 1996 and to include the audited results for the quarter ended December 31, 1997. In Nabors management's opinion, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Nabors for the periods presented. This data should be read in conjunction with the audited and unaudited interim consolidated financial statements of Nabors, including the notes to the financial statements, incorporated by reference into this prospectus.

     As previously reported in Nabors Delaware's Form 10-K for the year ended December 31, 2001, as reclassified in Nabors' Form 8-K dated as of October 10, 2002, and the Forms 10-Q for the first and second quarters ended March 31, 2002 and June 30, 2002, as amended by Form 10-Q/A dated as of October 10, 2002, respectively, Nabors adopted the following new accounting pronouncements during the first six months of 2002. Effective April 1, 2002, Nabors adopted Statement of Financial Accounting Standards (SFAS) No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". As a result, Nabors no longer classifies gains and losses from extinguishment of debt that are usual and frequent as extraordinary items and, as required by SFAS No. 145, Nabors reclassified to other income any similar debt extinguishment items that had been reported as extraordinary items in comparative prior periods. Additionally, Nabors adopted Emerging Issues Task Force (EITF) No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred", in the second quarter of 2002. Previously, Nabors recognized reimbursements received as a reduction to the related direct costs. EITF 01-14 requires that reimbursements received from its customers be recorded in operating revenues and "out-of-pocket" expenses be recorded in direct costs. The transition provisions of these accounting pronouncements require comparative prior periods to reflect reclassifications consistent with the pronouncements not later than the time of its next audited financial statements. Nabors has elected to reflect these reclassifications in its Form 8-K dated as of October 10, 2002 for its consolidated financial statements for each of the three years in the period ended December 31, 2001.

     In addition, as of January 1, 2002, Nabors adopted SFAS No. 142, "Goodwill and Other Intangible Assets", and therefore no longer amortizes goodwill. The effect of eliminating goodwill amortization is reflected for the six months ended June 30, 2002 but for no other period presented in this prospectus. The effect of eliminating goodwill amortization on the three years in the period ended December 31, 2001 is disclosed in Note 1 of Nabors' Current Report on Form 8-K dated as of October 10, 2002, as required by SFAS No. 142.

                             NABORS INDUSTRIES LTD.
                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                                SIX MONTHS ENDED                                                           TWELVE MONTHS
                                    JUNE 30,                        YEAR ENDED DECEMBER 31,                    ENDED
                             -----------------------   -------------------------------------------------   DECEMBER 31,
                                2002         2001         2001         2000         1999         1998          1997
                             ----------   ----------   ----------   ----------   ----------   ----------   -------------
                                    UNAUDITED                                                                UNAUDITED
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues.........  $  721,959   $1,132,404   $2,191,183   $1,377,453   $  666,429   $  968,462    $1,114,758
Net income.................      67,362      187,153      357,450      137,356       27,704      124,988       136,020
Net income per diluted
  share....................  $      .45   $     1.14   $     2.24   $      .90   $      .23   $     1.16    $     1.24
Dividends per common
  share....................          --           --           --           --           --           --            --
Total assets...............   4,432,778    4,180,581    4,151,915    3,136,868    2,398,003    1,465,907     1,281,306
Long-term obligations......   1,099,096    1,707,390    1,567,616      854,777      482,600      217,034       226,299
Stockholders' equity.......  $2,163,843   $1,864,912   $1,857,866   $1,806,468   $1,470,074   $  867,469    $  767,340

                             THREE MONTHS
                                ENDED        YEAR ENDED
                             DECEMBER 31,   SEPTEMBER 30,
                                 1997           1997
                             ------------   -------------

(IN THOUSANDS, EXCEPT PER S
Operating revenues.........    $302,831      $1,028,853
Net income.................      41,327         114,808
Net income per diluted
  share....................    $    .37      $     1.08
Dividends per common
  share....................          --              --
Total assets...............                   1,234,232
Long-term obligations......                     229,507
Stockholders' equity.......                  $  727,843

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

     Subject to terms and conditions, we will accept for exchange old notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means the later of 5 p.m., New York City time, November 29, 2002, the 21st business day following the date of this prospectus, and the latest time and date by which we, in our sole and absolute discretion, extend the exchange offer.

     As of the date of this prospectus, $225 million principal amount of old notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to all holders of old notes known to us. Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain obligations as set forth under "-- Conditions to the Exchange Offer."

     We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and delay acceptance for exchange of any old notes, by giving oral or written notice of such extension to the holders thereof as described below. During any such extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

     Old notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

     We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes, upon the occurrence of any of the conditions of the exchange offer specified under "-- Conditions to the Exchange Offer." We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. Such notice, in the case of any extension, will be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

PROCEDURES FOR TENDERING OLD NOTES

     The tender to us of old notes by you as set forth below and our acceptance of the old notes will constitute a binding agreement between us and you upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. Except as set forth below, to tender old notes for exchange pursuant to the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal or, in the case of a book-entry transfer, an agent's message in lieu of such letter of transmittal, to Bank One, N.A., as exchange agent, at the address set forth below under "-- Exchange Agent" on or prior to the Expiration Date. In addition, either:

     - certificates for such old notes must be received by the exchange agent along with the letter of transmittal, or

     - a timely confirmation of a book-entry transfer (a "book-entry confirmation") of such old notes, if such procedure is available, into the exchange agent's account at DTC pursuant to the procedure for book-entry transfer described beginning on page 20 must be received by the exchange agent, prior to the Expiration Date, with the letter of transmittal or an agent's message in lieu of such letter of transmittal, or the holder must comply with the guaranteed delivery procedures described below.

     As used in this prospectus, the term "agent's message" means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant stating that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

     The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If such delivery is by mail, it is recommended that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letter of transmittal or old notes should be sent to us.

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

     - by a holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or

     - for the account of an Eligible Institution (as defined below).

     In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantees must be by a firm which is a member of the Securities Transfer Agent Medallion Program, the Stock Exchanges Medallion Program or the New York Stock Exchange Medallion Program (we refer to each such entity as an Eligible Institution in this prospectus). If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as we or the exchange agent determine in our sole discretion, duly executed by the registered holders with the signature thereon guaranteed by an Eligible Institution.

     We or the exchange agent in our sole discretion will make a final and binding determination on all questions as to the validity, form, eligibility (including time of receipt) and acceptance of old notes tendered for exchange. We reserve the absolute right to reject any and all tenders of any particular old note not properly tendered or to not accept any particular old note which acceptance might, in our judgment or our counsel's, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). Our or the exchange agent's interpretation of the terms and conditions of the exchange offer as to any particular old note either before or after the Expiration Date (including the letter of transmittal and the instructions thereto) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within a reasonable period of time, as we determine. We are not, nor is the exchange agent or any other person, under any duty to notify you of any defect or irregularity with respect to your tender of old notes for exchange, and no one will be liable for failing to provide such notification.

     If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, such old notes must be endorsed or accompanied by powers of attorney signed exactly as the name(s) of the registered holder(s) that appear on the old notes.

     If the letter of transmittal or any old notes or powers of attorneys are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us or the exchange agent, proper evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

     By tendering old notes, you represent to us that, among other things:

     - the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the person receiving such new notes, whether or not such person is the holder; and

     - neither the holder nor such other person has any arrangement or understanding with any person, to participate in the distribution of the new notes.

     In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in or does not intend to engage in a distribution of the new notes.

     If you are our "affiliate," as defined under Rule 405 under the Securities Act, and engage in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of such new notes to be acquired pursuant to the exchange offer, you or any such other person:

     - could not rely on the applicable interpretations of the staff of the SEC; and

     - must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

     Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See "Plan of Distribution" beginning on page 41. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

     Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the Expiration Date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See "-- Conditions to the Exchange Offer." For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange if and when we give oral (confirmed in writing) or written notice to the exchange agent.

     The holder of each old note accepted for exchange will receive a new note in the amount equal to the surrendered old note. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the old notes. Holders of new notes will not receive any payment in respect of accrued interest on old notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer.

     In all cases, issuance of new notes for old notes that are accepted for exchange will be made only after timely receipt by the exchange agent of:

     - certificates for such old notes or a timely book-entry confirmation of such old notes into the exchange agent's account at DTC,

     - a properly completed and duly executed letter of transmittal or an agent's message in lieu thereof, and

     - all other required documents.

     If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged old notes will be returned without expense to the tendering holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry procedures described below, such non-exchanged old notes will be credited to an account maintained with DTC) as promptly as practicable after the expiration or termination of the exchange offer.

BOOK-ENTRY TRANSFERS

     For purposes of the exchange offer, the exchange agent will request that an account be established with respect to the old notes at DTC within two business days after the date of this prospectus, unless the exchange agent already has established an account with DTC suitable for the exchange offer. Any financial institution that is a participant in DTC may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof or an agent's message in lieu thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth under "-- Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

     If you desire to tender your old notes and your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the Expiration Date, a tender may be effected if:

     - prior to the Expiration Date, the exchange agent received from such Eligible Institution a notice of guaranteed delivery, substantially in the form we provide (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth your name and address, the amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that within three American Stock Exchange (which we refer to as the AMEX in this prospectus) trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile thereof or agent's message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by such Eligible Institution with the exchange agent, and

     - the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed appropriate letter of transmittal or facsimile thereof or agent's message in lieu thereof, with any required signature guarantees and all other documents required by the letter of transmittal, are received by the exchange agent within three AMEX trading days after the date of execution of the notice of guaranteed delivery.

WITHDRAWAL RIGHTS

     You may withdraw your tender of old notes at any time prior to the Expiration Date. To be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses set forth under "-- Exchange Agent." This notice must specify:

     - the name of the person having tendered the old notes to be withdrawn,

     - the old notes to be withdrawn (including the principal amount of such old notes), and

     - where certificates for old notes have been transmitted, the name in which such old notes are registered, if different from that of the withdrawing holder.

     If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution, unless such holder is an Eligible Institution. If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

     We or the exchange agent will make a final and binding determination on all questions as to the validity, form and eligibility (including time of receipt) of such notices. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes tendered for exchange but not exchanged for any reason will be returned to the holder without cost to such holder (or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described above, such old notes will be credited to an account maintained with DTC for the old notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following one of the procedures described under "-- Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if any of the following events occur prior to acceptance of such old notes:

     - the exchange offer violates any applicable law or applicable interpretation of the staff of the SEC;

     - an action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our or Nabors' ability to proceed with the exchange offer;

     - we shall not have received all governmental approvals that we deem necessary to consummate the exchange offer; or

     - there has been proposed, adopted, or enacted any law, statute, rule or regulation that, in our reasonable judgment, would materially impair our ability to consummate the exchange offer.

     The conditions stated above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition or may be waived by us in whole or in part at any time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time.

     In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order by the Securities and Exchange Commission is threatened or in effect with respect to the Registration Statement, of which this prospectus constitutes a part, or the qualification of the indenture under the Trust Indenture Act.

EXCHANGE AGENT

     Bank One, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

                         BANK ONE, N.A., EXCHANGE AGENT
                    By Hand, Overnight Delivery or by Mail:
                    1111 Polaris Parkway, Suite N1-OH1-0184
                              Columbus, Ohio 43240
                              Attention: Exchanges
                           By Facsimile Transmission
                       (for Eligible Institutions only):
                                 (614) 248-9987
                             Confirm by Telephone:
                                 (800) 346-5153

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF SUCH LETTER OF TRANSMITTAL VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF THE LETTER OF TRANSMITTAL.

FEES AND EXPENSES

     The principal solicitation is being made by mail by Bank One, N.A., as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the indenture relating to the new notes, filing fees, blue sky fees and printing and distribution expenses. We estimate these expenses in the aggregate to be approximately $145,000. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

     Additional solicitation may be made by telephone, facsimile or in person by our and our affiliates' officers and regular employees and by persons so engaged by the exchange agent.

ACCOUNTING TREATMENT

     We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.

TRANSFER TAXES

     You will not be obligated to pay any transfer taxes in connection with the tender of old notes in the exchange offer unless you instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any potentially applicable transfer tax.

CONSEQUENCES OF EXCHANGING OR FAILING TO EXCHANGE OLD NOTES

     If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the provisions of the indenture relating to the notes regarding transfer and exchange of the old notes and the restrictions on transfer of the old notes described in the legend on your certificates. These transfer restrictions are required because the old notes were issued under an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act.

     Under existing interpretations of the Securities Act by the SEC's staff contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the new notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act, subject to certain representations required to be made by each holder of new notes, as set forth below. However, any purchaser of new notes who is one of our "affiliates" (as defined in Rule 405 under the Securities Act) or who intends to participate in the exchange offer for the purpose of distributing the new notes:

     - will not be able to rely on the interpretation of the SEC's staff;

     - will not be able to tender its old notes in the exchange offer; and

     - must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the new notes unless such sale or transfer is made pursuant to an exemption from such requirements. See "Plan of Distribution" beginning on page 41.

     We do not intend to seek our own interpretation regarding the exchange offer and there can be no assurance that the SEC's staff would make a similar determination with respect to the new notes as it has in other interpretations to other parties, although we have no reason to believe otherwise.

     Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                          DESCRIPTION OF THE NEW NOTES

     The form and terms of the new notes and the old notes are identical in all material respects, except that transfer restrictions and registration rights applicable to the old notes do not apply to the new notes. The new notes will be issued under the indenture, dated as of August 22, 2002, among us, Nabors Delaware, Nabors and Bank One, N.A., as trustee (which we refer to as the indenture in this prospectus). This is the same indenture under which the old notes were issued.

     The terms of the new notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (which we refer to as the Trust Indenture Act in this prospectus). The indenture is unlimited in aggregate principal amount, although the issuance of new notes in this prospectus will be limited to $225 million and will mature on August 15, 2009. We may issue an unlimited principal amount of additional notes having identical terms and conditions as the new notes (which we refer to as the additional notes in this prospectus). Any additional notes will be part of the same issue as the new notes that we are currently offering and will vote on all matters with the holders of the new notes.

     This description of the new notes is intended to be a useful overview of the material provisions of the new notes, the guarantees and the indenture. Since this description is only a summary, you should refer to the indenture for a complete description of our obligations, the obligations of the guarantors and your rights.

     The new notes will:

     - be unsecured,

     - be effectively junior in right of payment to any of our future secured debt,

     - rank equally in right of payment with all of our existing and future unsubordinated debt, and

     - be senior in right of payment to any of our existing and future senior subordinated or subordinated debt.

     Our obligations under the new notes will be fully and unconditionally guaranteed by Nabors Delaware and Nabors. The indenture does not contain any restrictions on the amount of additional indebtedness that we, Nabors Delaware or Nabors may issue or guarantee in the future.

INTEREST

     Interest on each new note will accrue from the last interest payment date on which interest was paid on the old note surrendered in exchange for the new note or, if no interest has been paid on such old note, from the date of the old note's original issue, August 22, 2002, at a rate of 4.875% per annum.

     Interest will be payable semiannually on February 15 and August 15 of each year, beginning February 15, 2003, to the persons in whose names the new notes are registered at the close of business on the preceding February 1 and August 1, respectively. Interest on the new notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

PAYMENTS ON THE NEW NOTES; PAYING AGENT AND REGISTRAR

     We will pay principal of, premium, if any, additional amounts (as defined below), if any, and interest on the new notes at the office or agency we designate in the Borough of Manhattan, The City of New York, except that we may, at our option, pay interest on any new notes in physical, certificated form either at the corporate trust office of the trustee or by check mailed to holders of the new notes at their registered addresses as they appear in the registrar's books. We have initially designated the corporate trust office of Bank One, N.A. in New York, New York to act as our paying agent and registrar. We may, however, change the paying agent or registrar without prior notice to the holders of the new notes, and Nabors or any of its subsidiaries may act as paying agent or registrar.

     We will pay principal of, premium, if any, additional amounts, if any, and interest on any new note in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global note.

TRANSFER AND EXCHANGE

     A holder of new notes may transfer or exchange the new notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of new notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to transfer or exchange any new note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a mailing of notice of redemption.

     The registered holder of a new note will be treated as the owner of it for all purposes.

GUARANTEES

     Nabors Delaware and Nabors will fully and unconditionally, jointly and severally, guarantee the due and punctual payment of the principal of, premium, if any, additional amounts, if any, and interest on the new notes and any other obligations of ours under the new notes when and as they become due and payable, whether at maturity, upon redemption, by acceleration or otherwise, if we are unable to satisfy these obligations. Each guarantor's guarantee of our obligations under the new notes will be its unsecured and unsubordinated obligation and will have the same ranking with respect to Nabors' indebtedness as the new notes will have with respect to our indebtedness. The guarantees will provide that, in the event of a default in payment by us on the new notes, the holders of the new notes may institute legal proceedings directly against either Nabors Delaware or Nabors to enforce its guarantee without first proceeding against us.

PAYMENT OF ADDITIONAL AMOUNTS

     Unless otherwise required by Canadian or Bermudan law, neither we, Nabors Delaware nor Nabors will deduct or withhold from payments made with respect to the new notes and the guarantees on account of any present or future taxes, duties, levies, imposts, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any political subdivisions or taxing authorities in Canada or Bermuda having the power to tax. In the event that either we or either guarantor is required to withhold or deduct on account of any Canadian or Bermudan taxes due from any payment made under or with respect to the new notes or the guarantees, as the case may be, we, Nabors Delaware or Nabors, as the case may be, will pay additional amounts so that the net amount received by each holder of notes will equal the amount that the holder would have received if the Canadian or Bermudan taxes had not been required to be withheld or deducted. The amounts that we, Nabors Delaware or Nabors are required to pay to preserve the net amount receivable by the holders of the new notes are referred to as "additional amounts."

     Additional amounts will not be payable with respect to a payment made to a holder of the new notes who does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) with us, Nabors or Nabors Delaware.

     Also, additional amounts will not be payable with respect to a payment made to a holder of the new notes to the extent:

     - that any Canadian or Bermudan taxes would not have been so imposed but for the existence of any present or former connection between the holder and Canada or Bermuda or a province or territory of Canada, other than the mere receipt of the payment, the acquisition, ownership or disposition of such notes or the exercise or enforcement of rights under the new notes, the guarantees or the indenture;

     - of any estate, inheritance, gift, sales, transfer or personal property taxes imposed with respect to the new notes, except as described below or as otherwise provided in the indenture;

     - that any such Canadian or Bermudan taxes would not have been imposed but for the presentation of the new notes, where presentation is required, for payment on a date more than 30 days after the date on which the payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficiary or holder thereof would have been entitled to additional amounts had the new notes been presented for payment on any date during such 30-day period; or

     - that the holder would not be liable or subject to such withholding or deduction of Canadian or Bermudan taxes but for the failure to make a valid declaration of non-residence or other similar claim for exemption, if:

      - the making of the declaration or claim is required or imposed by statute, treaty, regulation, ruling or administrative practice of the relevant taxing authority as a precondition to an exemption from, or reduction in, the relevant taxes; and

      - at least 60 days prior to the first payment date with respect to which we, Nabors Delaware or Nabors shall apply this clause, we, Nabors Delaware or Nabors shall have notified all holders of the new notes in writing that they shall be required to provide this declaration or claim.

     We, Nabors Delaware and Nabors will also:

     - withhold or deduct such Canadian or Bermudan taxes as required;

     - remit the full amount of taxes deducted or withheld to the relevant taxing authority in accordance with all applicable laws;

     - use reasonable efforts to obtain from each relevant taxing authority imposing the taxes certified copies of tax receipts evidencing the payment of any taxes deducted or withheld; and

     - upon request, make available to the holders of the new notes, within 60 days after the date the payment of any taxes deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us, Nabors Delaware or Nabors and, notwithstanding our or such guarantor's efforts to obtain the receipts, if the same are not obtainable, other evidence of such payments.

     In addition, we, Nabors Delaware or Nabors will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest, penalties and additional amounts with respect thereto, payable in Canada, Bermuda or the United States or any political subdivision or taxing authority of or in the foregoing with respect to the creation, issue, offering, enforcement, redemption or retirement of the new notes or guarantees.

     If payments with respect of the new notes or the guarantees become subject generally to the taxing jurisdiction of any Territory or any political subdivision or taxing authority having power to tax, other than or in addition to any political subdivision or taxing authority in Canada or Bermuda having the power to tax, immediately upon becoming aware thereof we will notify the trustee of such event, and we or the guarantors, as the case may be, will pay additional amounts in respect thereof on terms corresponding to the terms of the foregoing provisions of this "Payment of Additional Amounts" section with the substitution for (or, as the case may be, in addition to) the references herein to any political subdivisions or taxing authority in Canada or Bermuda having the power to tax with references to that other or additional Territory or any political subdivision or taxing authority having the power to tax to whose taxing jurisdiction such payments shall have become subject as aforesaid. The term "Territory" means for this purpose any jurisdiction in which we or a guarantor, as the case may be, is incorporated or in which we or it has our or its place of central management or central control.

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OPTIONAL REDEMPTION

     The new notes will be subject to redemption by us, in whole or in part, at any time at a redemption price equal to the greater of:

     - 100% of the principal amount of the new notes then outstanding to be redeemed; or

     - the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of the interest accrued to the date of redemption) computed by discounting such payments to the redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at a rate equal to the sum of 25 basis points plus the adjusted treasury rate, as that term is generally used in the industry, on the third business day prior to the redemption date, as calculated by an independent investment banker.

     We will mail notice of redemption at least 20 days but not more than 75 days before the applicable redemption date to each holder of the new notes to be redeemed. If we elect to redeem the new notes in part, the trustee will select the new notes to be redeemed in a fair and appropriate manner.

     Upon the payment of the redemption price, premium, if any, additional amounts, if any, plus accrued and unpaid interest, if any, to the date of redemption, interest will cease to accrue on and after the applicable redemption date on the new notes or portions thereof called for redemption.

OPTIONAL REDEMPTION FOR CHANGES IN CANADIAN WITHHOLDING TAXES

     The new notes will be subject to redemption by us in whole, but not in part, at our option and at any time, on not fewer than 30 nor more than 60 days' prior written notice, at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, in the event that either we, Nabors Delaware, Nabors or any other obligor under the new notes, as the case may be, has become or would become, obligated to pay, on the next date on which any amount would be payable with respect to the new notes, any additional amounts relating to any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of Canada or any of its provinces or territories or by any authority or agency therein having power to tax, and provided that the obligation to pay additional amounts results from a change in the taxing laws and/or regulations of Canada that is announced or becomes effective on or after the date of initial issuance of the new notes.

     Provided, however:

     - no notice of redemption will be given earlier than 60 days prior to the earliest date on which we, Nabors Delaware, Nabors or any other obligor under the new notes, as the case may be, would be obligated to pay any of these additional amounts if a payment with respect to the new notes were then due;

     - at the time any redemption notice is given, the obligation to pay these additional amounts must remain in effect through the redemption date; and

     - we cannot avoid paying the additional amounts by taking reasonable measures available to us that we determine would not have an adverse impact on us.

     Prior to any redemption of the new notes under these provisions, we will deliver to the trustee or any paying agent an officers' certificate stating that we are entitled to effect the redemption and setting forth a statement of facts showing that the conditions precedent to the right of redemption have occurred.

COVENANTS

  LIMITATIONS ON LIENS

     So long as any new notes are outstanding, Nabors will not, nor will it permit any Nabors subsidiary (as defined below) to, issue, assume, guarantee or suffer to exist any debt for money borrowed (which we refer to as debt in this prospectus) if such debt is secured by a mortgage, pledge, security interest or lien

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

(which we refer to as a mortgage or mortgages in this prospectus) upon any properties of Nabors or any Nabors subsidiary or upon any securities or indebtedness of any Nabors subsidiary (whether such properties, securities or indebtedness is now owned or hereafter acquired) without in any such case effectively providing that the new notes shall be secured equally and ratably with (or prior to) such debt, except that the foregoing restrictions shall not apply to:

          (a) mortgages on any property acquired, constructed or improved by Nabors or any Nabors subsidiary (or mortgages on the securities of a special purpose Nabors subsidiary which holds no material assets other than the property being acquired, constructed or improved) after the date of the indenture which are created within 180 days after such acquisition (or in the case of property constructed or improved, after the completion and commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of the purchase price or cost thereof; provided that in the case of such construction or improvement the mortgages shall not apply to any property owned by Nabors or any Nabors subsidiary before such construction or improvement other than (1) unimproved real property on which the property so constructed, or the improvement, is located or (2) personal property which is so improved;

          (b) mortgages existing on the date of issuance of the old notes, existing mortgages on property acquired (including mortgages on any property acquired from a person which is consolidated with or merged with or into Nabors or a Nabors subsidiary) or mortgages outstanding at the time any corporation, partnership or other entity becomes a Nabors subsidiary; provided that such mortgages shall only apply to property owned by such corporation, partnership or other entity at the time it becomes a Nabors subsidiary or that is acquired thereafter other than from Nabors or another Nabors subsidiary;

          (c) mortgages in favor of Nabors or any Nabors subsidiary;

          (d) mortgages in favor of domestic or foreign governmental bodies to secure advances or other payments pursuant to any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to such mortgages, including mortgages to secure debt of the pollution control or industrial revenue bond type;

          (e) mortgages consisting of pledges or deposits by Nabors or any Nabors subsidiary under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of debt) or leases to which Nabors or any Nabors subsidiary is a party, or deposits to secure public or statutory obligations of Nabors or any Nabors subsidiary or deposits or cash or United States government bonds to secure surety or appeal bonds to which it is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case incurred in the ordinary course of business;

          (f) mortgages imposed by law, including carriers', warehousemen's, repairman's, landlords' and mechanics' liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings if a reserve or other appropriate provisions, if any, as shall be required by generally accepted accounting principles shall have been made in respect thereof;

          (g) mortgages for taxes, assessments or other governmental charges that are not yet delinquent or which are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to generally accepted accounting principles have been made in respect thereof;

          (h) mortgages in favor of issuers of surety or performance bonds or letters of credit or bankers' acceptances issued pursuant to the request of and for the account of Nabors or any Nabors subsidiary in the ordinary course of its business;

          (i) mortgages consisting of encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or mortgages consisting of zoning or other restrictions as to the use of real properties or mortgages incidental to the conduct of the business of Nabors or a Nabors subsidiary or to the ownership of its properties which do not materially adversely affect the value of said properties or materially impair their use in the operation of the business of Nabors or a Nabors subsidiary;

          (j) mortgages arising by virtue of any statutory or common law provisions relating to bankers' liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that:

             (x) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by us in excess of those set forth by regulations promulgated by the Federal Reserve Board; and

             (y) such deposit account is not intended by Nabors or any Nabors subsidiary to provide collateral to the depository institution;

          (k) mortgages arising from Uniform Commercial Code financing statement filings regarding operating leases Nabors and its Nabors subsidiaries enter into in the ordinary course of business;

          (l) any mortgage over goods (or any documents relating thereto) arising either in favor of a bank issuing a form of documentary credit in connection with the purchase of such goods or by way of retention of title by the supplier of such goods where such goods are supplied on credit, subject to such retention of title, and in both cases where such goods are acquired in the ordinary course of business;

          (m) any mortgage pursuant to any order of attachment, execution, enforcement, distraint or similar legal process arising in connection with court proceedings; provided that such process is effectively stayed, discharged or otherwise set aside within 30 days;

          (n) any lease, sublease and sublicense granted to any third party constituting a mortgage and any mortgage pursuant to farm-in and farm-out agreements, operating agreements, development agreements and any other similar arrangements, which are customary in the oil and gas industry or in the ordinary course of business of Nabors or any Nabors subsidiary; or

          (o) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in the foregoing clauses (a) through (n), inclusive; provided that the principal amount of debt secured thereby shall not exceed the principal amount of debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the mortgage so extended, renewed or replaced (plus improvements in such property).

     As used in this prospectus "Nabors subsidiary" means a corporation, partnership or other entity more than 50% of the outstanding voting securities of which is owned, directly or indirectly, by Nabors or one or more other subsidiaries, or by Nabors and one or more other subsidiaries. For purposes of this definition, "voting securities" means securities which ordinarily have voting power for the election of a governing board, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

     In addition to the foregoing, Nabors and any Nabors subsidiary may, without securing the new notes, issue, assume or guarantee secured debt that, with certain other debt described in the following sentence, does not exceed 15% of the amount of total stockholders' equity shown in the most recent consolidated statement of financial position of Nabors, as filed with the SEC (which we refer to as consolidated net worth in this prospectus), as shown on a consolidated balance sheet of Nabors as of a date not more than 90 days prior to the proposed transaction, prepared by Nabors in accordance with generally accepted accounting principles in the United States. The other debt to be aggregated for purpose of this exception is all attributable debt (as used in this prospectus, attributable debt means, with respect to any sale and lease-back transaction as of any particular time, the present value discounted at the rate of interest implicit in the terms of the lease of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease) in respect of sale and lease-back transactions of Nabors and any Nabors subsidiary under the exception in clause (e)(2) below existing at such time. Sale and lease-back

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

transaction as used in this prospectus means any arrangement with any person providing for the leasing by Nabors or any Nabors subsidiary of any property, whereby such property had been sold or transferred by Nabors or any Nabors subsidiary to such person.

  LIMITATIONS ON SALE AND LEASE-BACK TRANSACTIONS

     So long as any new notes are outstanding, Nabors will not, nor will it permit any Nabors subsidiary to, enter into any sale and lease-back transaction, other than any sale and lease-back transaction:

          (a) entered into within 180 days of the later of the acquisition or placing into service of the property subject thereto by Nabors or the Nabors subsidiary;

          (b) involving a lease of less than five years;

          (c) entered into in connection with an industrial revenue bond or pollution control financing;

          (d) between Nabors and/or one or more Nabors subsidiaries;

          (e) as to which Nabors or such Nabors subsidiary would be entitled to incur debt secured by a mortgage on the property to be leased in an amount equal to the attributable debt with respect to such sale and lease-back transaction without equally and ratably securing the new notes (1) under clauses (a) through (o) in "-- Limitations on Liens" above or (2) under the last paragraph of that covenant; or

          (f) as to which Nabors will apply an amount equal to the net proceeds from the sale of the property so leased to (1) the retirement (other than any mandatory retirement), within 180 days of the effective date of any such sale and lease-back transaction, of new notes or of funded debt (as defined below) of Nabors or a Nabors subsidiary or (2) the purchase or construction of other property, provided that such property is owned by Nabors or a Nabors subsidiary free and clear of all mortgages.

     As used in this prospectus, funded debt means indebtedness for money borrowed which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than twelve months after the date of the creation of such indebtedness.

  CONSOLIDATION, MERGER, CONVEYANCE OF ASSETS

     The indenture provides, in general, that neither we, Nabors Delaware nor Nabors will consolidate with or merge into any other entity or convey, transfer or lease our or its assets substantially as an entirety to any person, unless:

     - the entity formed by the consolidation or into which we, Nabors Delaware or Nabors is merged, or the person who acquires the assets, (a) shall be organized (1), in the case of ourself or Nabors Delaware, under the laws of the United States, any state thereof, or the District of Columbia or
       (2), in our case, under the laws of Bermuda, Barbados or Canada or any province or territory thereof, and (b), in any case, expressly assumes our or the relevant guarantor's obligations under the indenture, the new notes and the guarantees; and

     - immediately after giving effect to that type of transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing.

     In addition, we may assign our obligations under the new notes and the indenture to Nabors Delaware or any other wholly-owned subsidiary of Nabors organized under the laws of the United States, any state thereof, the District of Columbia, Canada or any province or territory thereof, at any time, provided that the assignee agrees to be bound by the terms of the new notes and the indenture and that the full and unconditional guarantee of Nabors Delaware remains in full force and effect if the assignee is not Nabors Delaware.

  EVENT RISK

     Except for the limitations described above under the subsections
"-- Limitations on Liens" and "-- Limitations on Sale and Lease-Back Transactions," neither the indenture, the guarantees nor the new notes will afford holders of the new notes protection in the event of a highly leveraged transaction involving us or either guarantor or will contain any restrictions on the amount of additional indebtedness that we or either guarantor may incur.

MANDATORY REDEMPTION; SINKING FUND

     We are not required to make either mandatory redemption or sinking fund payments with respect to the new notes.

BOOK-ENTRY; DELIVERY AND FORM

     The new notes will initially be issued only in registered, book-entry form, in denominations of $1,000 and any integral multiples of $1,000 as described under "-- Book-Entry System." We will issue one or more global notes in denominations that together equal the total principal amount of the outstanding new notes.

MODIFICATION OF THE INDENTURE

     Amendments of the indenture may be made by us, Nabors Delaware, Nabors and Bank One, N.A. with the consent of the holders of a majority in principal amount of the outstanding new notes; provided, however, that no such amendment may, without the consent of the holder of each outstanding new note affected thereby:

     - extend the final maturity of the principal of any of the new notes;

     - reduce the principal amount of any of the new notes;

     - reduce the rate or extend the time of payment of interest or additional amounts, if any, on any of the new notes;

     - reduce any amount payable on redemption of any of the new notes;

     - change the currency in which the principal of or interest or additional amounts, if any, on any of the new notes is payable;

     - impair the right to institute suit for the enforcement of any payment on any of the new notes when due; or

     - make any change in the percentage in principal amount of the new notes, the consent of the holders of which is required for any such amendment.

     Without the consent of any holder of outstanding new notes, we may amend the indenture and the new notes to:

     - cure any ambiguity or inconsistency;

     - provide for the assumption by a successor to the obligations of Nabors or ourselves under the indenture;

     - provide for uncertificated new notes in addition to or in place of certificated new notes (provided that the uncertificated new notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated new notes are described in
       Section 163(f)(2)(B) of the Code);

     - secure all or any of the new notes;

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

     - add to the covenants of Nabors or ourselves or events of default for the benefit of the holders or surrender any right or power conferred upon us or Nabors;

     - comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act; or

     - make other provisions that do not adversely affect the rights of any holder of outstanding new notes.

     The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes, waive any past default under the indenture, except a default in the payment of the principal of, premium, if any, additional amounts, if any, or interest on any new note or in respect of a provision which under the indenture cannot be amended without the consent of the holder of each outstanding new note affected.

     It is not necessary for the consent of the holders under the indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver. A consent to any amendment or waiver under the indenture by any holder of new notes given in connection with a tender of such holder's new notes will not be rendered invalid by such tender. After an amendment or waiver under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment or waiver. However, the failure to mail such notice, or any defect in the notice, will not impair or affect the validity of the amendment or waiver.

EVENTS OF DEFAULT

     In general, the indenture defines an event of default as being:

     - a default for 10 days in payment of any principal or premium, if any, on the new notes, either at maturity, upon any redemption, by declaration or otherwise;

     - a default for 30 days in payment of any interest or additional amounts, if any, on the new notes;

     - a default for 90 days after written notice from the trustee or holders of at least 25% in principal amount of the outstanding new notes in the observance or performance of any covenant in the new notes or the indenture;

     - an event of our, Nabors Delaware's or Nabors' bankruptcy, insolvency or reorganization; or

     - the failure to keep Nabors Delaware's or Nabors' full and unconditional guarantee in place.

     If an event of default shall occur and be continuing, either Bank One, N.A. or the holders of at least 25% in principal amount of the outstanding new notes may declare the principal amount of all new notes to be due and payable immediately. However, any time after a declaration of acceleration with respect to the new notes has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of outstanding new notes may, under some circumstances, rescind and annul such acceleration. The majority holders, however, may not annul or waive a continuing default in payment of principal of, premium, if any, additional amounts, if any, or interest on the new notes.

     The indenture provides that the holders of the new notes will indemnify Bank One, N.A. before Bank One, N.A. exercises any of its rights or powers under the indenture. This indemnification is subject to the Bank One, N.A.'s duty, as trustee, to act with the required standard of care during a default.

     The holders of a majority in principal amount of the outstanding new notes may direct the time, method and place of:

     - the conduct of any proceeding for any remedy available to the trustee; or

     - the exercise of any trust or power conferred on the trustee.

     This right of the holders of the new notes is, however, subject to the provisions in the indenture providing for the indemnification of the trustee and other specified limitations.

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

     In general, the indenture provides that holders of new notes may institute an action against us, Nabors Delaware, Nabors or any other obligor under the new notes only if the following four conditions are fulfilled:

     - the holder previously has given to the trustee written notice of default and the default continues;

     - the holders of at least 25% in principal amount of the new notes then outstanding have both requested the trustee to institute such action and offered the trustee reasonable indemnity;

     - the trustee has not instituted this action within 60 days of receipt of such request; and

     - the trustee has not received a direction inconsistent with such written request by the holders of a majority in principal amount of the new notes then outstanding.

     The above four conditions do not apply to actions by holders of the new notes against us, Nabors Delaware, Nabors or any other obligor under the new notes for payment of principal of, premium, if any, additional amounts, if any, or interest on or after the due date.

     The indenture contains a covenant that we, Nabors Delaware, Nabors and any other obligor under the new notes will file annually with the trustee a certificate of no default or a certificate specifying any default that exists.

DISCHARGE, LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     We may discharge or defease our obligations under the indenture as set forth below.

     Under terms satisfactory to the trustee, we may discharge certain obligations to holders of the new notes that have not already been delivered to the trustee for cancellation. The new notes must also:

     - have become due and payable;

     - be due and payable by their terms within one year; or

     - be scheduled for redemption by their terms within one year.

     We may discharge the new notes by irrevocably depositing an amount certified to be sufficient to pay at maturity, or upon redemption, the principal, premium, if any, additional amounts, if any, and interest on the new notes. We may make the deposit in cash or U.S. Government Obligations, as defined in the indenture.

     We may terminate all our obligations under the new notes and the indenture at any time, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the new notes, to replace mutilated, destroyed, lost or stolen new notes and to maintain a registrar and paying agent in respect of the new notes. This is referred to as "legal defeasance." If we exercise our legal defeasance option, the guarantees in effect at such time will terminate.

     Under terms satisfactory to the trustee, we, Nabors Delaware and Nabors may be released with respect to any outstanding new notes from the obligations imposed by the sections of the indenture that contain the covenants described above limiting liens, sale and lease-back transactions and consolidations, mergers and conveyances of assets. Also under terms satisfactory to the trustee, we may no longer be required to comply with these sections without the creation of an event of default. This is typically referred to as "covenant defeasance." If we exercise our covenant defeasance option, the guarantees in effect at such time will terminate. We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option.

     Legal defeasance or covenant defeasance may be effected by us only if, among other things:

     - we irrevocably deposit with the trustee cash or U.S. Government Obligations as trust funds in an amount certified to be sufficient to pay at maturity or upon redemption the principal of, premium, if any, additional amounts, if any, and interest on all outstanding new notes; and

     - we deliver to the trustee opinions of counsel to the effect that the holders of the new notes will not recognize income, gain or loss for United States or Canadian federal income tax purposes as a result of our legal defeasance or covenant defeasance. These opinions must further state that these holders will be subject to United States and Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case if our legal defeasance or covenant defeasance had not occurred. In the case of a legal defeasance, these opinions, insofar as they relate to U.S. taxes, must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the indenture, since this result would not occur under current United States tax law.

CONCERNING THE TRUSTEE

     The trustee, Bank One, N.A., is one of a number of banks with which Nabors and its subsidiaries maintain ordinary banking relationships and is the trustee with respect to Nabors Delaware's Zero Coupon Convertible Senior Debentures due 2021 and Zero Coupon Convertible Senior Debentures due 2020. We have appointed the trustee as registrar and paying agent under the indenture.

GOVERNING LAW

     The indenture, the new notes and the guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

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

                               BOOK-ENTRY SYSTEM

GENERAL

     The old notes are, and the new notes will be, issued in the form of one or more global certificates, know as "global notes." Except as described below, the new notes will be initially represented by one or more global notes in fully registered form without interest coupons. The global notes will be deposited with, or on behalf of DTC, and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate Agreement between DTC and the trustee.

     Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC ("DTC participants") or persons who hold interests through DTC participants. We expect that under procedures established by DTC, ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

DEPOSITARY PROCEDURES

     The descriptions of the operations and procedures of DTC set forth below are controlled by that settlement system and may be changed at any time. We undertake no obligation to update you regarding changes in these operations and procedures and urge investors to contact DTC or its participants directly to discuss these matters.

     DTC has advised us that it is a:

     - limited purpose trust company organized under the laws of the State of New York;

     - banking organization within the meaning of the laws of the State of New York;

     - member of the Federal Reserve System;

     - clearing corporation within the meaning of the New York Uniform Commercial Code; and

     - clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in their accounts, thereby eliminating the need for physical movement of securities represented by physical certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, referred to as "indirect participants," also have access to DTC's book-entry system. Investors who are not DTC participants may beneficially own notes held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

     Upon deposit of the global notes with DTC, it will credit, on its book-entry registration and transfer system, the accounts of those participants designated by the initial purchaser with the principal amounts of the global notes held by or through the participants. The records of DTC will show ownership and effect the transfer of ownership of the global notes by its participants. The records of the participants will show ownership and effect the transfer of ownership of the global notes by persons holding beneficial interests in the global notes through them.

     So long as DTC or its nominee is the registered owner of the global notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes under the indenture. Except as set forth below, if you own a beneficial interest in the global notes, you will not:

     - be entitled to have the notes registered in your name;

     - receive or be entitled to receive physical delivery of a certificate in definitive form representing the notes; or

     - be considered the owner or holder of the notes under the indenture for any purpose, including with respect to the giving of any directions, approvals or instructions to the trustee.

     Therefore, if you are required by state law to take physical delivery of the new notes in definitive form, you may not be able to own, transfer or pledge beneficial interests in the global notes. In addition, the lack of a physical certificate evidencing your beneficial interests in the global notes may limit your ability to pledge the interests to a person that is not a participant in DTC.

     If you own beneficial interests in a global note, you will have to rely on the procedures of DTC and, if you are not a participant in DTC, the procedures of the participant through which you hold your beneficial interests, to exercise your rights as a holder of new notes under the indenture. DTC has advised us that it will take any action permitted to be taken by a holder of beneficial interests in the global notes only at the direction of one or more of the participants to whose accounts the interests are credited. We understand that, under existing industry practice, when a beneficial owner of a global note wants to give any notice or take any action that a registered holder is entitled to take, at our request or under the indenture, DTC will authorize the participant to give the notice or take the action, and the participant will authorize its beneficial owners to give the notice or take the action. Accordingly, we, the guarantors, the trustee and the paying agent will treat as a holder of beneficial interests in the global notes anyone designated as such in writing by DTC for purposes of obtaining any consents or directions required under the indenture.

     We will make all payments on the notes through the trustee or paying agent to DTC or its nominee, as the registered holder of the global notes, in immediately available funds. We expect DTC or its nominee, upon receipt of any payments, to immediately credit each participant's account with payments in amounts proportionate to that participant's beneficial interest as shown on the records of DTC or its nominee. We also expect each participant to pay each owner of beneficial interests in the global notes held through that participant in accordance with standing customer instructions and customary practices. These payments will be the sole responsibility of the participants.

     Neither we, Nabors Delaware, Nabors, the trustee nor the paying agent will assume any responsibility or liability for any aspect of the records relating to, payments made on account of or actions taken with respect to the beneficial ownership interests in the global notes, or for any other aspect of the relationship between DTC and its participants, or between the participants and the owners of beneficial interests. We, Nabors Delaware, Nabors, the trustee and the paying agent may conclusively rely on instructions from DTC for all purposes.

     We have obtained the above information about DTC and its book-entry system from sources we believe are reliable, but we take no responsibility for the accuracy of the information.

SETTLEMENT PROCEDURES

     Initial settlement of the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC's rules and procedures and will be settled in immediately available funds.

EXCHANGE OF GLOBAL NOTES FOR CERTIFICATED NOTES

     We will exchange beneficial interests in global notes for certificated notes only if:

     - DTC notifies the trustee that it is unwilling or unable to continue as a depositary for the global notes or DTC ceases to be a clearing agency registered under the Exchange Act, and, in either case, we fail to appoint a successor depositary within 90 days; or

     - we decide at any time not to have the securities represented by global notes and so notify the trustee.

     If there is an exchange, upon the surrender by DTC of the global notes, we will issue certificated notes in authorized denominations and registered in the names that DTC directs.

     Neither we, Nabors Delaware, Nabors nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

                          MATERIAL TAX CONSIDERATIONS

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

     The following is a general discussion of certain United States federal income tax consequences associated with the exchange of the old notes by an investor who exchanges the old notes for the new notes pursuant to the exchange offer. This discussion does not purport to discuss all aspects of United States federal taxation that may be important to a particular holder in light of his, her or its particular investment or tax circumstances, or to certain types of holders subject to special tax rules including, insurance companies, tax exempt organizations, financial institutions, broker-dealers, certain expatriates, holders whose functional currency is not the United States dollar, or holders who hold the old notes as a hedge against currency risks or as part of a straddle or a synthetic security. In addition, this discussion does not discuss any foreign, state, local or other taxing jurisdiction tax considerations. If a partnership, or other entity treated as a partnership for United States federal income tax purposes, holds old notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A holder that is a partnership and partners in such partnership are urged to consult their tax advisors about the United States federal tax consequences associated with the exchange of the old notes for the new notes pursuant to the exchange offer. This discussion is based upon the Internal Revenue Code of 1986, as amended, United States Treasury regulations promulgated thereunder, published rulings and court decisions, all as in effect on the date hereof, which are subject to change, possibly retroactively. Prospective investors are urged to consult their tax advisors regarding the United States federal tax consequences associated with the exchange of the old notes for the new notes pursuant to the exchange offer, as well as any tax consequences that may arise under the laws of any relevant foreign, state, local or other taxing jurisdiction.

     For United States federal income tax purposes, we, Nabors Holdings 1, ULC, will not be treated as an entity separate from Oak Leaf Investments, Inc., an indirect wholly-owned subsidiary of Nabors Industries, Inc.

     The exchange of the old notes for the new notes issued in the exchange offer should not be treated as an "exchange" for United States federal income tax purposes because the new notes issued in the exchange offer should not be considered to differ materially in kind or extent from the old notes. Rather, the new notes issued in the exchange offer received by a holder should be treated as a continuation of the old notes in the hands of such holder. As a result there should be no United States federal income tax consequences to holders exchanging the outstanding old notes for the new notes issued in the exchange offer, and any exchanging holder of old notes should have the same tax basis and holding period in the new notes issued in the exchange offer as such holder had in the old notes immediately prior to the exchange.

     Prospective holders of the new notes issued in the exchange offer are urged to consult their tax advisors concerning the particular tax consequences of exchanging such holders' old notes for the new notes issued in the exchange offer, including the applicability and effect of any state, local or foreign income and other tax laws.

MATERIAL CANADIAN FEDERAL TAX CONSIDERATIONS

     The following is a summary of the principal Canadian federal income tax consequences generally applicable to the exchange of old notes for new notes pursuant to the exchange offer by a holder who at all relevant times, for the purposes of the Income Tax Act (Canada) (the "Act"), is not and is not deemed to be resident in Canada, deals with us at arm's length, holds the old notes and new notes as capital property and does not use or hold and is not deemed to use or hold the old notes or new notes in carrying on a business in Canada (a "Holder"). For the purposes of the Act, related persons (as therein defined) are deemed not to deal at arm's length. It is a question of fact whether persons not related to each other deal at arm's length.

     This summary does not address the special tax consequences which may apply to a Holder who is an insurer carrying on business in Canada and elsewhere for the purposes of the Act. This summary is based on the current provisions of the Act and the regulations thereunder, our understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency, and all specific proposals to amend the Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations and does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative decisions or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

     A Holder who exchanges old notes for new notes in the exchange offer will not be subject to tax under the Act in respect of such exchange. The payment by us or the guarantors of interest, principal or premium, if any, to a Holder of new notes will be exempt from Canadian withholding tax. No other tax on income or capital gains will be payable under the Act in respect of the holding, redemption or disposition of new notes by a Holder.

     This summary is of a general nature only and does not constitute legal or tax advice to any particular Holder. No representation is made with respect to the tax consequences to any particular Holder. Consequently, Holders should consult their own tax advisors with respect to their particular circumstances.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until December 8, 2002, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

     We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker-dealer that participates in a distribution of those new notes may be deemed to be an underwriter within the meaning of the Securities Act and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the new notes. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     Furthermore, any broker-dealer that acquired any of the old notes directly from us:

     - may not rely on the applicable interpretation of the staff of the SEC's position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983); and

     - must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

     For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any broker-dealer and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                      WHERE YOU CAN FIND MORE INFORMATION

     Nabors files annual, quarterly and current reports, proxy and information statements and other information with the Securities and Exchange Commission. Nabors Delaware previously filed such reports and materials but is no longer required to do so following the corporate reorganization on June 24, 2002 described above in the section entitled "Summary Information -- Recent Developments" beginning on page 2. Nabors Holdings is not expected to be required to file such reports and material with the Securities and Exchange Commission. You may inspect and copy such reports, proxy and information statements, and other information filed with the Commission at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279. You may also obtain copies of such material from the Securities and Exchange Commission at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy and information statements and other information concerning Nabors can be inspected at the American Stock Exchange, 86 Trinity Place, New York, New York 10006, where Nabors' common shares are listed.

     You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Copies of reports, proxy and information statements and other information regarding registrants that file electronically (including Nabors and prior to July 23, 2002, Nabors Delaware) are available on the Commission's website at http://www.sec.gov. Nabors' website address is http://www.nabors.com. Nabors' website materials are not part of this prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Rather than restate certain information in this prospectus that Nabors Delaware and Nabors have already included in reports filed with the Securities and Exchange Commission, we are incorporating this information by reference, which means that we can disclose important business, financial and other information to you by referring to those publicly filed documents that contain the information. The information incorporated by reference is not included in or delivered with this prospectus. The information incorporated by reference is considered to be part of this prospectus, and information that Nabors files later with the Securities and Exchange Commission will automatically update and supersede the information in this prospectus. Accordingly, we incorporate by reference the following documents filed by Nabors Delaware and Nabors:

     - Nabors Delaware's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (File No. 001-09245), as amended by Form 10-K/A filed by Nabors on June 26, 2002 (File No. 000-49887);

     - Nabors Delaware's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (File No. 001-09245);

     - Nabors Delaware's Current Reports on Form 8-K filed on January 3, 2002, January 25, 2002, April 18, 2002, June 14, 2002, and June 25, 2002 (File
       No. 001-09245);

     - Nabors' Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, as amended by Form 10-Q/A filed by Nabors on October 11, 2002 (File No. 000-49887);

     - Nabors' Current Reports on Form 8-K filed on June 25, 2002 (File No. 333-76198), June 26, 2002, July 18, 2002, August 14, 2002, August 16,
       2002, August 21, 2002, October 1, 2002, and October 11, 2002 (File No. 000-49887); and

     - Nabors' Registration Statement on Form S-4 (Registration No. 333-76198).

     In addition, all reports and other documents Nabors subsequently files pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (which we refer to in this prospectus as the Exchange Act) after the date of this prospectus and before the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of the filing of such reports and documents. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person to whom this prospectus is delivered, including each beneficial owner of old notes, upon request of such person, a copy of any or all documents that are incorporated into this prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct such requests to: Nabors Corporate Services, Inc., 515 West Greens Road, Suite 1200, Houston, Texas 77067,
Attention: Investor Relations, phone number (281) 874-0035.

     IN ORDER TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST THIS INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE YOU MUST MAKE YOUR INVESTMENT DECISION. ACCORDINGLY, YOU MUST REQUEST THIS INFORMATION NO LATER THAN NOVEMBER 21, 2002.

                                 LEGAL MATTERS

     The validity and enforceability of the new notes offered by this prospectus will be passed on for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The validity and enforceability of the guarantees of the new notes will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP and by Appleby Spurling & Kempe, Hamilton, Bermuda. Certain matters of Canadian law will be passed on for us by Stikeman Elliot, Calgary, Canada and Stewart McKelvey Stirling Scales, Halifax, Canada.

                            INDEPENDENT ACCOUNTANTS

     The historical financial statements of Nabors as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 incorporated in this prospectus by reference to the Current Report on Form 8-K of Nabors dated as of October 10, 2002 and the financial statement schedule incorporated in this prospectus by reference to the Annual Report on Form 10-K of Nabors Delaware for the year ended December 31, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     With respect to the unaudited financial information of Nabors Delaware for the three-month periods ended March 31, 2002 and 2001 and of Nabors for the six-month periods ended June 30, 2002 and 2001, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated April 17, 2002, except for Notes 1 and 2, as to which the date is April 29, 2002, and July 17, 2002, except for Note 11, as to which the date is August 13, 2002, and Notes 4 and 10, as to which the date is October 10, 2002, incorporated by reference herein, state that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.